April 1, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549-7010
Attention: Larry Spirgel

Re:	Access Plans, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 22, 2010 Form 10-Q for the Fiscal Quarter Ended December 31, 2010 File No. 0-30099
Dear Ladies and Gentleman:
This letter is being furnished on behalf of Access Plans, Inc. (the “Company”) in response to comments in the letter dated March 18, 2011 from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission to Brett Wimberley, President and Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2010 and the Form 10-Q for the Fiscal Quarter Ended December 31, 2010.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Melissa Hauber and Robert S. Littlepage, Jr. of the Staff.
Form 10-K for the fiscal year ended September 30, 2010
Critical Accounting Policies, page 26
Goodwill and Intangible Assets, Page 27
Comment No. 1
Please tell us how you have defined your reporting units for purposes of testing goodwill for impairment. In addition, provide a more detailed description of the two steps you perform to review goodwill for recoverability and expand your policy disclosure accordingly. Also, please disclose in the notes to your financial statements the amount of goodwill allocated to each reportable segment, as required by ASC 350-20-50-1.

Response
We account for goodwill in accordance with FASB Topic 350, “Intangible-Goodwill and Other.” We evaluate goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using discounted projected cash flows. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second step is performed to measure the amount of impairment loss, if any. The Company evaluates the impairment of goodwill as of the end of each fiscal year and the recoverability of other intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. These circumstances include:
•	a significant decrease in the market value of an asset;
•	a significant adverse change in the extent or manner in which an asset is used; or
•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.
We have determined that the reporting units for the goodwill evaluation process are equivalent to the reported business segments, excluding the corporate segment.
In December, 2005, our Wholesale Plans segment acquired substantially all of the net assets of Foresight, Inc., (“Foresight”). Goodwill associated with this acquisition was $455,000.
On February 28, 2007, our existing Retail Plans segment completed the merger-acquisition of BMS Holding Company, Inc. and its subsidiary, Benefit Marketing Solutions, LLC. Goodwill associated with this acquisition was $2,079,152.
On April 1, 2009, we completed our acquisition of Access Plans USA, Inc. Goodwill associated with this acquisition was $2,284,375. Access Plans USA markets health insurance and develops and distributes consumer driven discount plans on a variety of health related services such as medical, dental, pharmacy and vision care and manages its own proprietary dental and vision networks. As a result of Access Plans USA operations being classified under two operating segments, goodwill associated with our Insurance Marketing and Retail Plans segment is $1,547,560 and $736,875, respectively.

We plan to revise our disclosures on a prospective basis as follows:
We account for goodwill in accordance with FASB Topic 350, “Intangible-Goodwill and Other.” We evaluate goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using discounted projected cash flows. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second step is performed to measure the amount of impairment loss, if any. The Company evaluates the impairment of goodwill and the recoverability of other intangible assets as of the end of each fiscal year or whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. These circumstances include:
•	a significant decrease in the market value of an asset;
•	a significant adverse change in the extent or manner in which an asset is used; or
•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.
Consolidated Balance Sheets, page 38
Comment No. 2
Tell us and disclose the nature of the liabilities included in the caption “Other accrued liabilities.” To the extent any item exceeds five percent of total current liabilities, please separately state this item on your balance sheet, as required by Rule 5-02 of Regulation S-X.
Response
Accrued liabilities detail is as follows:

Insurance Premiums	$406,000
Vendor Network Fees	393,000
Accrued Compensation	326,000
Taxes Payable	249,000
Lease Commitment Expense	185,000
Escheated Checks	160,000
Discount Benefits Expense	124,000
Marketing leads	106,000
Legal Fees	93,000
Commission Expense	85,000
Other Operating Expenses	58,000

Total	$2,185,000
There are not any items exceeding five percent of total current liabilities.

Note 2. Summary of Significant Accounting Policies, page 42
Revenue Recognition, page 44
Comment No. 3
With a view towards enhanced disclosure throughout your filing, please describe for us in more detail the nature of your business regarding wholesale and retail plans. For each division, please explain to us the nature of the cash inflows and outflows associated with these businesses and address the following items:
•	Explain the differences between wholesale and retail plans.

•	Tell us who is responsible for funding the discounts received by members. Do you reimburse the vendors and medical providers who provide the discounts?

•	Tell us the types of costs you incur to provide the benefits associated with these plans and how you account for such costs. In this regard, we note on page 31 that you describe an increase in product servicing expenses attributable to increased program membership. Explain the nature of these product servicing expenses.

•	Clarify how your clients of your wholesale plans receive “incremental fee income,” as discussed on page 6.
Response
Our Wholesale Plans membership offerings are made primarily through Rental Purchase businesses to their customers as an incremental add-on sale to their rental of durable household merchandise. These businesses contract with us to provide a package of benefits to their enrolled customers that we support with member fulfillment and customer service and they pay us a per month, per enrolled member fee. Our clients collect a fee that is higher than the rate they have contracted with us and thus create incremental fee income.
Our Retail Plans membership offerings are in conjunction with non-Rental Purchases businesses, direct to consumers via the internet or a multi-level marketing channel. Our clients in this segment include insurance companies, household product retailers, pharmacies, employer groups, financial organizations and associations. Over half of the revenue of this segment is derived from membership plans whereby consumers make periodic membership payments directly to the company generally on a monthly basis via credit card, debit card or ACH. We recognize this revenue on a monthly basis. The remainder of revenue within this segment is derived from membership plan sales whereby the fees are collected by our clients or where we have contractual arrangements to provide administrative services for a membership offering.
Benefits and costs associated with our membership offerings are as follows:
•	Discount Medical — In order to deliver our discount medical membership offerings, we contract with third parties that have established national networks of service providers which have agreed to provide discounts to our members. We pay the company that organized the network a per member per month fee for our members to access their network of providers and we expense these fees on a monthly basis as they are incurred. The network service provider is responsible for funding the discounts to our members.
•	Insurance — For our insurance offerings, we contract with a third party insurance company to provide the coverage our members have selected. Multiple insurance products are available and each product has a contractually agreed upon premium associated with it. We pay and expense the premium for each member’s plan on a monthly basis.

•	Automotive Discounts — Our automotive service offerings are furnished by a third party provider whose services are outsourced to independent contractors of the provider. We pay the third party provider a per member per month fee for their services. The third party provider is responsible for funding the services to their independent contractors.
•	Food and Entertainment and Other Miscellaneous Benefits — These services are also furnished by a third party provider who has established a network of 250,000 retail locations which has agreed to provide discounts to our members. We pay the third party provider a per member per month fee for our members to access their network of retail locations. The retail location is responsible for funding the discounts to our members.
Our Wholesale Plans segment also includes reimbursing the client for certain expenses they incur in the operation of a particular membership program. Under these arrangements, the Company is responsible for reimbursing the client when (under the terms of the agreement with its customer) it waives rental payments required of the client’s customer under specifically defined and limited circumstances, including when their customer becomes unemployed for a stated period of time or when the Company’s client provides product service to its customer. These client reimbursements are expensed as incurred.
The product service costs relate to an element of some of our plan offerings in the Wholesale Plans division. Our product service expense represents costs we incur on the repair of household merchandise. Plan members that complete their rental purchase term and choose to continue on a month to month membership are entitled to repair or replacement of such merchandise by the dealer in cases of mechanical failure. We reimburse the dealer for such costs. This element of a member’s plan terminates 12 months following their date of product ownership (12 months following the end of the member’s rental term) or at any time that they do not maintain their month to month membership.
We plan to revise our significant accounting policies and revenue recognition disclosures on a prospective basis to include the information stated above.
Comment No. 4.
Describe for us in more detail the nature of the policy acquisition costs that you incur in your insurance marketing business and defer over the weighted average life of the policies. Tell us your basis in the accounting literature for deferring these costs. Please quantify each type of cost that is netted against deferred revenue.
Response4
Policy acquisition costs for sales of major medical policies are principally lead and marketing credits obtained from third party lead vendors and are capitalized and amortized over the estimated lives of the respective policies based on the Statement of Financial Accounting Standards ASB Technical Bulletin No. 90-1 paragraph 4 supports our basis in deferring our policy acquisition costs. It states, “Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized. All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, should be charged to expense as incurred.” This paragraph is also the basis for using the same period to defer the upfront costs as is used to record the deferred revenue, which is the expected weighted average life of the policies sold.

Staff Accounting Bulletin 101 paragraph 5 also gives further guidance for our practice to defer our policy acquisition costs where it states, “The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate. The up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.
There was no deferred policy acquisition costs netted against deferred revenue at September 30, 2010. This will be removed from all future filings.
We plan to revise our disclosures on a prospective basis as follows:
Insurance Marketing Division — revenue reflects commissions and fees reported to the Company by insurance companies for policies sold by the Division’s agents. Commissions and fees collected are recognized as earned on a monthly basis until such time as the underlying contract is reported to the Division as terminated. Revenue also includes interest income earned on commissions advanced to the Division’s agents.
Unearned commissions comprise commission advances received from insurance carriers but not yet earned. Additionally, administration fees received are recorded as deferred revenue and amortized over the expected weighted average life of the policies sold which currently approximates 18 months. Policy acquisition costs, principally lead and marketing credits, are capitalized and amortized over the same weighted average life, to the extent such deferred costs do not exceed the related gross deferred revenue. Any excess costs are expensed as incurred.
Comment No. 5
Explain to us your basis in the accounting literature for netting deferred revenue and deferred policy acquisition costs.
Response
There was no deferred policy acquisition costs netted against deferred revenue at September 30, 2010. This will be removed from all future filings.

Comment No. 6.
For each source of revenue in each of your divisions, please clarify whether you present revenue on a gross or net basis and the basis for this determination.
Response
Revenue for each of our segments is presented on a gross basis. We contract with our clients to offer our products to their consumers at a contractually agreed upon per member per month rate which is the amount of revenue recognized on a monthly basis. Our clients determine their own markup above their contracted rate with us and that amount has no impact on our revenue.
We plan to revise our revenue recognition disclosures on a prospective basis as follows:
Revenue for each of our segments is presented on a gross basis. We contract with our clients to offer our products to their consumers at a contractually agreed upon per member per month rate which is the amount of revenue recognized on a monthly basis. Our clients determine their own markup above their contracted rate with us and that amount has no impact on our revenue.
NOTE 15. WAIVER REIMBURSEMENT LIABILITY, page 56
Comment No. 7.
We note your disclosure of your incurred but not reported reimbursement obligation. In addition to this disclosure, please provide in your footnote a roll forward schedule of this accrued liability so that all of the activities affecting the balance and the total recorded accrual for your reimbursement obligation are transparent to readers.
Response

Balance at September 30, 2009	$1,102,900
Claims paid, 10/1/09 — 09/30/10	11,955,500
Claims accrued, 10/1/09 — 09/30/10	11,699,200

Balance at September 30, 2010	$846,600
We plan to revise our disclosures on a prospective basis to include a roll forward schedule for this accrued liability as presented in the above table.
Comment No. 8.
Please expand your disclosure in Note 15, and elsewhere as applicable, to clearly address each of the following items:
•	Quantify your total exposure to loss as a result of your commitment to reimburse clients for the waiver of rental payments under certain circumstances or when the client provides product services to its customer.
•	Disclose the range of life to the contracts subject to your reimbursement and service commitments.
•	Describe the types of product services reimbursed by the Company.
•	Disclose the nature and extent of any geographic or economic concentrations in your clients or their customers.

Response
Waiver of rental payments and product service expenses are expected to be in line with our historical rates for the fiscal years ended September 30, 2009 and 2010. An average for the two years has been used to determine the estimated exposure to loss for the fiscal year ended September 30, 2011.

			2011
	2009	2010	Estimate
Rental Payment Waivers	$5,280,400	$5,950,900	$5,615,650
Product Service Expense	6,004,600	4.165,713	5,085,817
We plan to revise our disclosures on a prospective basis as follows:
The life of the contracts subject to our reimbursement of clients for the waiver of rental payments and product service commitments is generally one week. Our Wholesale Plans division clients in the rental purchase industry enter into agreements with their customers for the rental of merchandise that have a term equivalent to their scheduled payment period and for the majority of agreements that period is one week. The agreement is renewed for another week by the customer by making their scheduled weekly payment. The average length of a customer relationship under such an agreements lasts for 4 months as approximately 75% return the rented item within the first four months, 17% exercise early purchase options and 8% rent to own to full term. The customer may return the merchandise and terminate the agreement at any time without future obligation whatsoever.
The product service expense represents costs we incur on the repair of household merchandise. Plan members that complete their rental purchase term and choose to continue their membership on a month to month basis are entitled to repair or replacement of such merchandise by the dealer in cases of mechanical failure. We reimburse the dealer for such costs. This element of a member’s plan terminates 12 months following their date of product ownership (12 months following the end of the member’s rental term) or at any time that the membership does not maintain its month to month membership.
The Company’s clients and their customers are not concentrated in any one geographic location. The Company has previously disclosed a risk factor related to the potential economic impact and we have disclosed the economic impact of increased unemployment waiver claim payments related to increases in the level of national unemployment. At times of increasing national unemployment, the Company will incur increased waiver of payment reimbursements. However, our exposure is limited due to the short term nature of the customer’s relationship to our clients described above and the limits placed upon the reimbursement commitments themselves.
Item 9A and Item 9A(T). Controls and Procedures, page 61
Evaluation of Disclosure Controls and Procedures, page 61

Comment No. 9
Please revise your disclosure to present a conclusion regarding management’s assessment of the effectiveness of your disclosure controls and procedures as of September 30, 2010, as required by Item 307 of Regulation S-K. In this regard, we note that you have concluded that your internal controls over financial reporting were effective, but have not stated your conclusion regarding disclosure controls and procedures. Similarly, please revise your Form 10-Q for the quarter ended December 31, 2010 to state your conclusion regarding the effectiveness of disclosure controls and procedures as of this date.
Response
We respectively request your reconsideration of the restatement of the 10Q and 10K as our disclosure controls and procedures was effective as of September 30, 2010 and December 31, 2010. We will be filing a Form 10Q for the quarter ending March 31, 2011 within the next 45 days that will state the effectiveness of the disclosure controls and procedures for the year ended September 30, 2010 and for the quarters ended December 31, 2010 and March 31, 2011.
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The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (405) 579-8525.
Sincerely,

/s/ Brett Wimberley

President and Chief Financial Officer